UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission File Number: 001-13742

ICL GROUP LTD.
(Exact name of registrant as specified in its charter)

ICL Group Ltd.
Millennium Tower
23 Aranha Street
P.O. Box 20245
Tel Aviv, 61202 Israel
(972-3) 684-4400
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

 ICL GROUP LTD.

 INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of ICL Group Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished. In addition, this report on Form 6-K shall be deemed to be incorporated by reference into the Israeli Shelf Prospectus of ICL Group Ltd. filed with the Israel Securities Authority and dated February 28, 2022 (Filing Number: 2022-02-019821) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ICL GROUP LTD.

1.	Q4 2023 and FY 2023 Results

Financial Results and Business Overview

December 31, 2023

ICL Group Ltd

ICL Reports Fourth Quarter and Full Year 2023 Results

Delivers annual sales of $7,536 million, with adjusted EBITDA of $1,754 million, and continued strong cash generation of $818 million

Tel Aviv, Israel, February 28, 2024 – ICL (NYSE: ICL) (TASE: ICL), a leading global specialty minerals company, today reported its financial results for the fourth quarter and full year ended December 31, 2023. Consolidated annual sales were $7,536 million versus a record $10,015 million in 2022.  Net income was $647 million versus $2,159 million, while adjusted net income was $715 million versus $2,350 million. Annual adjusted EBITDA was $1,754 million versus $4,007 million in 2022. Diluted earnings per share for 2023 were $0.50, while adjusted diluted EPS was $0.55. Operating cash flow was $1,595 million in 2023, while free cash flow was $818 million. For 2023, the Company paid out $357 million in dividends.

For the fourth quarter of 2023, consolidated sales were $1,690 million versus $2,091 million. Net income was $67 million, with adjusted net income of $123 million, versus $331 million and $358 million, respectively, for fourth quarter 2022. Adjusted EBITDA in the fourth quarter was $357 million versus $698 million. Fourth quarter diluted earnings per share were $0.05, with adjusted diluted EPS of $0.10, versus $0.25 and $0.28, respectively. Operating cash flow was $415 million in the fourth quarter, while free cash flow was $160 million.

“ICL delivered adjusted EBITDA of $1.8 billion and operating cash flow of $1.6 billion, on the backdrop of a record 2022.  During 2023, we expanded into additional new end-markets, with the groundbreaking of new advanced facilities and the launch of new innovative products, which will have a long-term impact on growth. We executed against our cost reduction plan and launched further efficiency measures in the fourth quarter, as we continued to respond to challenging market conditions and remained resilient in the face of war,” said Raviv Zoller, president and CEO of ICL. “For the year, ICL delivered significant value to shareholders, with $818 million of free cash flow and more than $350 million in dividend payments, as we diligently managed the areas under our control, swiftly reacting to changing external conditions. We currently see improving demand in our key end-markets and, while we expect there will be new and continued challenges in 2024, we are looking forward to achieving our goals for the year, including inorganic growth.”

The Company also announced it is making a change to guidance practices, in order to provide greater transparency for its shareholders. Going forward, the Company will be providing guidance for expected potash sales volumes and EBITDA guidance for all of its business segments other than potash, which will be referred to as specialties-driven business segments.

For 2024, the Company expects the specialties-driven segments adjusted EBITDA to be between $0.7 billion to $0.9 billion. For potash, the Company expects 2024 sales volumes to be between 4.6 million metric tons and 4.9 million metric tons. The Company’s fourth quarter 2023 Potash segment EBITDA should give a good indication of EBITDA at current prices, and ICL expects every $20 change in the average potash CIF price from current levels to result in a $100 million annual impact to EBITDA (1a).

 ICL Group Limited Q4 2023 Results 1

Financial Figures and non-GAAP Financial Measures

10-12/2023		10-12/2022		1-12/2023		1-12/2022
$ millions	% of Sales	$ millions	% of Sales	$ millions	% of Sales	$ millions	% of Sales

Sales	1,690	-	2,091	-	7,536	-	10,015	-
Gross profit	560	33	933	45	2,671	35	5,032	50
Operating income	149	9	540	26	1,141	15	3,516	35
Adjusted operating income (1)	211	12	562	27	1,218	16	3,509	35
Net income attributable to the Company's shareholders	67	4	331	16	647	9	2,159	22
Adjusted net income attributable to the Company’s shareholders (1)	123	7	358	17	715	9	2,350	23
Diluted earnings per share (in dollars)	0.05	-	0.25	-	0.50	-	1.67	-
Diluted adjusted earnings per share (in dollars) (2)	0.10	-	0.28	-	0.55	-	1.82	-
Adjusted EBITDA (2)	357	21	698	33	1,754	23	4,007	40
Cash flows from operating activities	415	-	467	-	1,595	-	2,025	-
Purchases of property, plant and equipment and intangible assets (3)	255	-	212	-	780	-	747	-

(1)	See “Adjustments to Reported Operating and Net income (non-GAAP)” below.

(2)	See “Consolidated Adjusted EBITDA and Diluted Adjusted Earnings Per Share for the periods of activity" below.

(3)	See “Condensed consolidated statements of cash flows (unaudited)” to the accompanying financial statements.

Industrial Products		Potash		Phosphate Solutions		Growing Solutions
Three-months ended 31 December
2023	2022	2023	2022	2023	2022	2023	2022

Segment operating income	39	95	122	340	74	116	(5)	32
Depreciation and amortization	17	15	46	45	59	49	20	24
Segment EBITDA	56	110	168	385	133	165	15	56

ICL Group Limited Q4 2023 Results 2

Industrial Products Segment information as of December 31, 2023 (Unaudited)

Segment Information

Industrial Products

The Industrial Products segment produces bromine from a highly concentrated solution in the Dead Sea and bromine‑based compounds at its facilities in Israel, the Netherlands and China. In addition, the segment produces several grades of salts, magnesium chloride, magnesia-based products, phosphorus-based products, and functional fluids.

Results of operations

10-12/2023	10-12/2022	1-12/2023	1-12/2022
$ millions	$ millions	$ millions	$ millions

Segment Sales	299	349	1,227	1,766
Sales to external customers	294	343	1,206	1,737
Sales to internal customers	5	6	21	29
Segment Operating Income	39	95	220	628
Depreciation and amortization	17	15	57	61
Segment EBITDA	56	110	277	689
Capital expenditures	29	27	91	90

Significant highlights

•	Flame retardants: Sales of both bromine and phosphorous-based flame retardants decreased year-over-year due to lower prices, as electronics and construction end-market demand remained subdued.

•	Industrial solutions: Elemental bromine sales decreased year-over-year, as higher volumes only partially offset lower bromine prices.

•	Oil and gas: Record clear brine fluids sales and operating profit for 2023, due to strong end-market demand.

•	Specialty minerals: Record operating profit for 2023, despite slightly lower volumes.

 ICL Group Limited Q4 2023 Results 3

Industrial Products Segment information as of December 31, 2023 (Unaudited)

Results analysis for the period October – December 2023

Sales	Expenses	Operating income
$ millions

Q4 2022 figures	349	(254)	95
Quantity	63	(34)	29
Price	(115)	-	(115)
Exchange rates	2	6	8
Raw materials	-	7	7
Energy	-	4	4
Transportation	-	8	8
Operating and other expenses	-	3	3
Q4 2023 figures	299	(260)	39

-
Quantity – The positive impact on operating income was primarily related to an increase in sales volumes of bromine-based flame retardants and elemental bromine. This was partially offset by lower sales volumes of phosphorus-based flame retardants, specialty minerals and clear brine fluids.

-	Price – The negative impact on operating income was primarily due to lower selling prices of bromine and phosphorus-based flame retardants, bromine-based industrial solutions, and specialty minerals.

-
Exchange rates – The favorable impact on operating income was mainly due to the positive impact on operational costs resulting from the depreciation of the average exchange rate of the Israeli shekel against the US dollar, as well as the positive impact on sales resulting from the appreciation of the average exchange rate of the euro against the US dollar.

-	Raw materials – The positive impact on operating income was due to a decrease in raw material costs.

-	Transportation – The positive impact on operating income was due to a decrease in marine and inland transportation costs.

ICL Group Limited Q4 2023 Results 4

Potash Segment information as of December 31, 2023 (Unaudited)

Potash

The Potash segment produces and sells mainly potash, salts, magnesium, and electricity. Potash is produced in Israel using an evaporation process to extract it from the Dead Sea at Sodom and in Spain using conventional mining from an underground mine. The segment also produces and sells pure magnesium, magnesium alloys and chlorine. In addition, the segment sells salt products produced at its potash site in Spain. The segment operates a power plant in Sodom which supplies electricity and steam to ICL facilities in Israel, with surplus electricity sold to external customers.

Results of operations

10-12/2023	10-12/2022	1-12/2023	1-12/2022
$ millions	$ millions	$ millions	$ millions

Segment Sales	474	713	2,182	3,313
Potash sales to external customers	336	568	1,693	2,710
Potash sales to internal customers	49	36	129	184
Other and eliminations (1)	89	109	360	419
Gross Profit	231	456	1,171	2,292
Segment Operating Income	122	340	668	1,822
Depreciation and amortization	46	45	175	166
Segment EBITDA	168	385	843	1,988
Capital expenditures	132	92	384	346
Potash price - CIF ($ per tonne)	345	594	393	682

(1)	Primarily includes salt produced in Spain, metal magnesium-based products, chlorine, and sales of excess electricity produced by ICL’s power plant at the Dead Sea in Israel.

Significant highlights

•	ICL's potash price (CIF) per tonne of $345 in the quarter was 1% higher than the third quarter of 2023 and 42% lower year-over-year.

•
The Grain Price Index decreased by 6.7% during the quarter due to decreased prices of wheat, corn and soybean by 16.2%, 12.8% and 8.5%, respectively, partially offset by an increase in prices of rice by 5.4%.

•
The WASDE (World Agricultural Supply and Demand Estimates) report, published by the USDA in January 2024, showed a continued decrease in the expected ratio of global inventories of grains to consumption to 27.7% for the 2023/24 agriculture year, compared to 28.1% for the 2022/23 agriculture year and 28.4% for the 2021/22 agriculture year.

•
Freight rates have been increasing, with disruptions in the Red Sea and in Panama. Suez Canal shipments have plummeted due to the security situation in the area with many vessels rerouted around southern Africa, and the Panama Canal is navigating a historic water crisis, limiting the number of ships crossing.

ICL Group Limited Q4 2023 Results 5

Potash Segment information as of December 31, 2023 (Unaudited)

Additional segment information

Global potash market - average prices and imports:

Average prices	10-12/2023	10-12/2022	VS Q4 2022	7-9/2023	VS Q3 2023

Granular potash – Brazil	CFR spot ($ per tonne)	336	570	(41.1)%	351	(4.3)%
Granular potash – Northwest Europe	CIF spot/contract (€ per tonne)	388	813	(52.3)%	392	(1.0)%
Standard potash – Southeast Asia	CFR spot ($ per tonne)	318	675	(52.9)%	309	2.9%
Potash imports
To Brazil	million tonnes	3.4	1.5	126.7%	3.6	(5.6)%
To China	million tonnes	3.6	1.8	100.0%	2.9	24.1%
To India	million tonnes	0.8	0.5	60.0%	0.6	33.3%

Sources: CRU (Fertilizer Week Historical Price: January 2024), SIACESP (Brazil), World Shipping Agenciamentos (WSA), FAI, Brazil and Chinese customs data.

Potash – Production and Sales

Thousands of tons	10-12/2023	10-12/2022	1-12/2023	1-12/2022

Production	1,139	1,224	4,420	4,691
Total sales (including internal sales)	1,179	1,068	4,683	4,499
Closing inventory	284	547	284	547

Fourth quarter 2023

-	Production – Production was 85 thousand tonnes lower year-over-year, mainly due to operational challenges and war related issues in the Dead Sea, as well as a planned production shutdown in Spain.

-	Sales – The quantity of potash sold was 111 thousand tonnes higher year-over-year, mainly due to increased sales volumes to Brazil, China and Europe.

Full year 2023

-
Production – Production was 271 thousand tonnes lower year-over-year, in the Dead Sea mainly due to operational challenges, such as weather conditions and war related issues in the fourth quarter, as well as on-going geologic constraints in Spain.

-
Sales – The quantity of potash sold was 184 thousand tonnes higher year-over-year, mainly due to increased sales volumes to Europe and China, partially offset by lower sales volumes to India, Brazil and the US.

ICL Group Limited Q4 2023 Results 6

Potash Segment information as of December 31, 2023 (Unaudited)

Results analysis for the period October – December 2023

Sales	Expenses	Operating income
$ millions

Q4 2022 figures	713	(373)	340
Quantity	11	2	13
Price	(255)	-	(255)
Exchange rates	5	3	8
Raw materials	-	4	4
Energy	-	5	5
Transportation	-	(2)	(2)
Operating and other expenses	-	9	9
Q4 2023 figures	474	(352)	122

-
Quantity – The positive impact on operating income was primarily related to an increase in sales volumes of potash to China, Brazil and Europe, partially offset by lower sales volumes to India and the US.

-	Price – The negative impact on operating income resulted primarily from a decrease of $249 in the potash price (CIF) per tonne, year-over-year.

-
Exchange rates – The favorable impact on operating income was due to a positive impact on sales resulting from the appreciation of the average exchange rate of the euro and the British pound against the US dollar, as well as a positive impact on operational costs resulting from the depreciation of the average exchange rate of the Israeli shekel against the US dollar.

-	Energy – The positive impact on operating income was primarily due to a decrease in electricity and gas prices.

-	Operating and other expenses – The positive impact on operating income was primarily related to operational savings.

ICL Group Limited Q4 2023 Results 7

Phosphate Solutions Segment information as of December 31, 2023 (Unaudited)

Phosphate Solutions

The Phosphate Solutions segment operates ICL's phosphate value chain and uses phosphate rock and fertilizer-grade phosphoric acid to produce phosphate-based specialty products with higher added value, as well as to produce and sell phosphate-based fertilizers.

Phosphate specialties sales of $343 million and operating income of $38 million in the fourth quarter of 2023 were approximately 15% and 42% lower, respectively, compared to the fourth quarter of 2022. The decrease in operating income was driven mainly by lower selling prices and sales volumes, partially offset by lower costs of raw materials.

Sales of phosphate commodities amounted to $201 million, approximately 10% lower than in the fourth quarter of 2022. Operating income of $36 million decreased year-over-year by $14 million, primarily due to lower prices, partially offset by higher volumes sold and lower raw material costs, mainly sulphur.

Results of operations

10-12/2023	10-12/2022	1-12/2023	1-12/2022
$ millions	$ millions	$ millions	$ millions

Segment Sales	544	627	2,483	3,106
Sales to external customers	503	574	2,274	2,851
Sales to internal customers	41	53	209	255
Segment Operating Income	74	116	329	777
Depreciation and amortization*	59	49	221	189
Segment EBITDA	133	165	550	966
Phosphate specialties EBITDA	55	79	277	436
Phosphate commodities EBITDA	78	86	273	530
Capital expenditures	90	78	272	259

* For Q4 2023, comprised of $17 million in phosphate specialties and $42 million in phosphate commodities. For Q4 2022, comprised of $13 million in phosphate specialties and $36 million in phosphate commodities.

ICL Group Limited Q4 2023 Results 8

Phosphate Solutions Segment information as of December 31, 2023 (Unaudited)

Significant highlights

•	White phosphoric acid (WPA): Sales decreased year-over-year, as higher volumes - mainly in Europe – only partially offset lower prices.

•	Industrial specialties: Sales decreased year-over-year, with lower prices in key markets, partially offset by higher volumes globally.

•
Food specialties: Volumes in Europe increased year-over-year, while global sales declined versus the prior year, due to lower volumes in the Americas related to a slower than expected recovery in consumer demand.

•
A positive pricing effect continued into the fourth quarter of 2023 with prices up to 15% higher when compared to the third quarter average. Negative sentiment was generated early in the quarter due to a reduction of DAP subsidies by India and a reduction of countervailing duties (CVDs) by the US on OCP, partially offset by lower market liquidity due to China’s decision to limit exports.

-	In India, DAP prices decreased by $7/t from the previous quarter to $593/t CFR, due to the government’s decision to reduce the DAP subsidy for the rabi crop, which lowered demand for imports.

-
US phosphate imports remained firm in October 2023, as distributors continued to restock depleted inventories. DAP FOB Nola prices increased by 7% during the quarter, finishing the year at $623/t despite decreased volumes in November and December, and the US Department of Commerce’s decision to decrease OCP’s CVDs from 19.97% to 2.12%.

-
In Brazil, MAP prices were 6% higher in the quarter, reaching $563/t at the end of December. A lack of prompt availability and poor weather, which created a delayed import window for soy planting, continued to support prices at a time when demand usually begins to wane.

-	In November 2023, China’s economic planning committee, the NDRC, suspended review of new export applications until year-end, in an effort to lower domestic prices.

•
Indian phosphoric acid prices are negotiated on a quarterly basis. The fourth quarter price was agreed at $985/t P2O5, up $135 from the third quarter price, reflecting a surge in DAP/MAP prices during the fourth quarter. The price for the first quarter of 2024 is still under negotiation.

•	Spot sulphur FOB Middle East eased to $78/t at the end of December, down from $108/t at the beginning of the quarter, as concerns over Chinese demand and ample availability weighed on fundamentals.

ICL Group Limited Q4 2023 Results 9

Phosphate Solutions Segment information as of December 31, 2023 (Unaudited)

Additional segment information

Global phosphate commodities market - average prices:

Average prices	$ per tonne	10-12/2023	10-12/2022	VS Q4 2022	07-09/2023	VS Q3 2023

DAP	CFR India Bulk Spot	594	734	(19)%	518	15%
TSP	CFR Brazil Bulk Spot	422	543	(22)%	394	7%
SSP	CPT Brazil inland 18-20% P2O5 Bulk Spot	278	270	3%	275	1%
Sulphur	Bulk FOB Adnoc monthly Bulk contract	102	138	(26)%	82	24%

Source: CRU (Fertilizer Week Historical Prices, January 2024).

Results analysis for the period October – December 2023

Sales	Expenses	Operating income
$ millions

Q4 2022 figures	627	(511)	116
Quantity	(7)	8	1
Price	(81)	-	(81)
Exchange rates	5	1	6
Raw materials	-	24	24
Energy	-	(1)	(1)
Transportation	-	(3)	(3)
Operating and other expenses	-	12	12
Q4 2023 figures	544	(470)	74

-
Quantity – The positive impact on operating income was primarily related to higher volumes of phosphate fertilizers and white phosphoric acid (WPA). This was partially offset by lower sales volumes of phosphate-based food additives and MAP used as raw material for energy storage solutions.

-	Price – The negative impact on operating income was primarily due to lower selling prices of WPA, phosphate fertilizers and salts.

-
Exchange rates – The favorable impact on operating income was mainly due to the positive impact on sales resulting from the appreciation of the average exchange rate of the euro against the US dollar which exceeded its negative impact on operational costs, as well as the positive impact on operational costs due to the depreciation of the average exchange rate of the Israeli shekel and the Chinese yuan against the US dollar.

-	Raw materials – The positive impact on operating income was mainly due to lower costs of sulphur, potassium hydroxide (KOH) and caustic soda.

-	Operating and other expenses – The positive impact on operating income was primarily related to lower maintenance and operational costs.

ICL Group Limited Q4 2023 Results 10

Growing Solutions Segment information as of December 31, 2023 (Unaudited)

Growing Solutions

The Growing Solutions segment aims to achieve global leadership in plant nutrition by enhancing its position in its core markets of specialty agriculture, ornamental horticulture, turf and landscaping, fertilizers and FertilizerpluS, and by targeting high-growth markets such as Brazil, India, and China. The segment also looks to leverage its unique R&D capabilities, substantial agronomic experience, global footprint, backward integration to potash, phosphate and polysulphate and its chemistry know-how, as well as its ability to integrate and generate synergies from acquired businesses. ICL continuously works to expand its broad portfolio of specialty plant nutrition, plant stimulation and plant health solutions, which consist of enhanced efficiency and controlled release fertilizers (CRF), water-soluble fertilizers (WSF), liquid fertilizers and straights (MKP/MAP/PeKacid), FertilizerpluS, soil and foliar micronutrients, secondary nutrients, biostimulants, soil conditioners, seed treatment products, and adjuvants.

Results of operations

10-12/2023	10-12/2022	1-12/2023	1-12/2022
$ millions	$ millions	$ millions	$ millions

Segment Sales	478	527	2,073	2,422
Sales to external customers	475	513	2,047	2,376
Sales to internal customers	3	14	26	46
Segment Operating Income	(5)	32	51	378
Depreciation and amortization	20	24	68	70
Segment EBITDA	15	56	119	448
Capital expenditures	36	38	92	101

Significant highlights

•
Specialty agriculture: Sales slightly decreased year-over-year, due to lower prices, partially offset by an increase in volumes, mainly in micronutrients, controlled released fertilizers and straight fertilizers.

•	Turf and ornamental: Sales decreased year-over-year, with turf sales decreasing, while ornamental horticulture sales remained stable.

•	Brazil: Weather-related challenges delayed fourth quarter orders, impacting both quarter and full year results.

•
ICL Boulby: Production of Polysulphate decreased by 6% year-over-year for the fourth quarter, declining to 238 thousand tonnes. For 2023 production reached 1,009 thousand tonnes, an annual production record.

•	FertilizerpluS: sales decreased year-over-year, as higher volumes only partially offset lower prices.

•
Planned maintenance in certain facilities was shifted from the first quarter of 2024 to the fourth quarter of 2023, as a response to application delays in Europe, mainly due to weather, and Israel, mainly due to the war.

•
In the beginning of 2024, the Company completed the acquisition of Nitro 1000, a manufacturer, developer and provider of biological crop inputs in Brazil, for a consideration of $30 million. Nitro 1000’s products mainly target soybean, corn and sugar cane crops, and their application replaces or optimizes the use of fertilizers. These products help farmers increase profitability, as well as offer more sustainable options.

ICL Group Limited Q4 2023 Results 11

Growing Solutions Segment information as of December 31, 2023 (Unaudited)

Results analysis for the period October – December 2023

Sales	Expenses	Operating income
$ millions

Q4 2022 figures	527	(495)	32
Quantity	98	(67)	31
Price	(165)	-	(165)
Exchange rates	18	(16)	2
Raw materials	-	111	111
Energy	-	1	1
Transportation	-	2	2
Operating and other expenses	-	(19)	(19)
Q4 2023 figures	478	(483)	(5)

-	Quantity – The positive impact on operating income was primarily due to higher sales volumes of specialty agriculture and FertilizerpluS products.

-	Price – The negative impact on operating income was primarily due to lower selling prices across most product lines, mainly specialty agriculture and FertilizerpluS products.

-
Exchange rates – The favorable impact on operating income was primarily due to the positive impact on sales resulting from the appreciation of the average exchange rate of the Brazilian real and the euro against the US dollar, which exceeded their negative impact on operational costs.

-	Raw materials – The positive impact on operating income was primarily related to lower costs of commodity fertilizers, potassium hydroxide (KOH) and ammonia.

-	Operating and other expenses – The negative impact on operating income was primarily related to higher maintenance and operational costs, as well as sales commissions.

ICL Group Limited Q4 2023 Results 12

Financing expenses, net

Net financing expenses in the fourth quarter of 2023 amounted to $33 million, compared to $41 million in the corresponding quarter last year, a decrease of $8 million. This decrease is mainly due to a decrease of $10 million in account receivables factoring expenses, partially offset by an increase of $2 million in interest expenses.

Tax expenses

In the fourth quarter of 2023, the Company’s reported tax expenses amounted to $33 million, compared to $158 million in the corresponding quarter of last year, reflecting an effective tax rate of 28% and 32%, respectively. The Company’s relatively low effective tax rate for this quarter was mainly due to the devaluation of the shekel against the US dollar.

Liquidity and Capital Resources

As of December 31, 2023, the Company’s cash, cash equivalents, short-term investments and deposits amounted to $592 million compared to $508 million as of December 31, 2022. In addition, the Company maintained about $1.2 billion of unused credit facilities as of December 31, 2023.

Outstanding net debt

As of December 31, 2023, ICL’s net financial liabilities amounted to $2,095 million, a decrease of $221 million compared to December 31, 2022.

Credit facilities

Sustainability-linked Revolving Credit Facility (RCF)

In April 2023, the Company entered into a Sustainability-Linked Revolving Credit Facility Agreement made between ICL Finance B.V. and a consortium of twelve international banks for a $1,550 million credit facility. The Sustainability-Linked RCF replaced a previous revolving credit facility that was entered into in 2015, as amended and extended in 2018, and which was due to expire in 2025.

As of December 31, 2023, the Company had utilized $376 million of the credit facility.

Securitization

The total amount of the Company's committed securitization facility framework is $300 million with an additional $100 million uncommitted. As of December 31, 2023, ICL had utilized approximately $182 million of the facility’s framework.

Ratings and financial covenants

Fitch Ratings

In June 2023, Fitch Ratings reaffirmed the Company’s long-term issuer default rating and senior unsecured rating at 'BBB-'. The outlook on the long-term issuer default rating is stable.

S&P Ratings

In July 2023, the S&P credit rating agency reaffirmed the Company’s international credit rating and senior unsecured rating of 'BBB-'. In addition, the S&P Maalot credit rating agency reaffirmed the Company’s credit rating of 'ilAA' with a stable rating outlook.

Financial covenants

As of December 31, 2023, the Company was in compliance with all of its financial covenants stipulated in its financing agreements.

ICL Group Limited Q4 2023 Results 13

Dividend Distribution

In connection with ICL’s fourth quarter 2023 results, the Board of Directors declared a dividend of 4.76 cents per share, or approximately $61 million. The dividend will be paid on March 26, 2024. The record date is March 14, 2024.

About ICL

ICL Group Ltd. is a leading global specialty minerals company, which creates impactful solutions for humanity’s sustainability challenges in the food, agriculture, and industrial markets. ICL leverages its unique bromine, potash, and phosphate resources, its global professional workforce, and its sustainability focused R&D and technological innovation capabilities, to drive the Company’s growth across its end markets. ICL shares are dual listed on the New York Stock Exchange and the Tel Aviv Stock Exchange (NYSE and TASE: ICL). The Company employs more than 12,500 people worldwide, and its 2023 revenue totaled approximately $7.5 billion. For more information, visit the Company’s website at www.icl-group.com1.

We disclose in this quarterly report non-IFRS financial measures titled adjusted operating income, adjusted net income attributable to the Company’s shareholders, diluted adjusted earnings per share, and adjusted EBITDA. Our management uses adjusted operating income, adjusted net income attributable to the Company’s shareholders, diluted adjusted earnings per share, and adjusted EBITDA to facilitate operating performance comparisons from period to period. We calculate our adjusted operating income by adjusting our operating income to add certain items, as set forth in the reconciliation table under “Adjustments to reported operating, and net income (non-GAAP)” below. Certain of these items may recur. We calculate our adjusted net income attributable to the Company’s shareholders by adjusting our net income attributable to the Company’s shareholders to add certain items, as set forth in the reconciliation table under “Adjustments to reported operating, and net income (non-GAAP)” below, excluding the total tax impact of such adjustments. We calculate our diluted adjusted earnings per share by dividing adjusted net income by the weighted-average number of diluted ordinary shares outstanding. Our adjusted EBITDA is calculated as net income before financing expenses, net, taxes on income, share in earnings of equity-accounted investees, depreciation and amortization, and adjust items presented in the reconciliation table under “Consolidated adjusted EBITDA, and diluted adjusted Earnings Per Share for the periods of activity” below, which were adjusted for in calculating the adjusted operating income. Commencing with the year 2022, the Company’s “adjusted EBITDA” calculation is no longer adding back “minority and equity income, net“. While “minority and equity income, net” reflects the share of an equity investor in one of our owned operations, since adjusted EBITDA measures the Company’s overall performance, its operations and its ability to satisfy cash needs, before profit is allocated to the equity investor, management believes that adjusted EBITDA before deduction of such item is more reflective.

You should not view adjusted operating income, adjusted net income attributable to the Company’s shareholders, diluted adjusted earnings per share or adjusted EBITDA as a substitute for operating income or net income attributable to the Company’s shareholders determined in accordance with IFRS, and you should note that our definitions of adjusted operating income, adjusted net income attributable to the Company’s shareholders, diluted adjusted earnings per share, and adjusted EBITDA may differ from those used by other companies. Additionally, other companies may use other measures to evaluate their performance, which may reduce the usefulness of our non-IFRS financial measures as tools for comparison. However, we believe adjusted operating income, adjusted net income attributable to the Company’s shareholders, diluted adjusted earnings per share, and adjusted EBITDA provide useful information to both management, and investors by excluding certain items that management believes are not indicative of our ongoing operations. Our management uses these non-IFRS measures to evaluate the Company's business strategies, and management performance. We believe that these non IFRS measures provide useful information to investors because they improve the comparability of our financial results between periods and provide for greater transparency of key measures used to evaluate our performance.

(1a) The Company only provides guidance on a non-GAAP basis. The Company does not provide a reconciliation of forward-looking adjusted EBITDA (non-GAAP) to GAAP net income (loss), due to the inherent difficulty in forecasting, and quantifying certain amounts that are necessary for such reconciliation, in particular, because special items such as restructuring, litigation, and other matters, used to calculate projected net income (loss) vary dramatically based on actual events, the Company is not able to forecast on a GAAP basis with reasonable certainty all deductions needed in order to provide a GAAP calculation of projected net income (loss) at this time. The amount of these deductions may be material, and therefore could result in projected GAAP net income (loss) being materially less than projected adjusted EBITDA (non-GAAP). The guidance speaks only as of the date hereof. We undertake no obligation to update any of these forward-looking statements to reflect events or circumstances after the date of this news release or to reflect actual outcomes, unless required by law. For 2023, Specialties businesses are represented by the Industrial Products, and Growing Solutions segments, and the specialties part of the Phosphate Solutions segment, and we present EBITDA from the phosphate specialties part of the Phosphate Solutions segment as we believe this information is useful to investors in reflecting the specialty portion of our business. Beginning with 2024, we are providing specialties-driven Adjusted EBITDA which will include Industrial Products, Growing Solutions and Phosphate Solutions, as the Phosphate Solutions business is now predominantly specialties-focused and for our Potash business we will be providing sales volumes guidance. The Company believes this change provides greater transparency, as these new metrics are less impacted by fertilizer commodity prices, given the extreme volatility in recent years.

We present a discussion in the period-to-period comparisons of the primary drivers of change in the Company’s results of operations. This discussion is based in part on management’s best estimates of the impact of the main trends on our businesses. We have based the following discussion on our financial statements. You should read such discussion together with our financial statements.

1 The reference to our website is intended to be an inactive textual reference and the information on, or accessible through, our website is not intended to be part of this Form 6-K.

ICL Group Limited Q4 2023 Results 14

Adjustments to Reported Operating and Net income (non-GAAP)

10-12/2023	10-12/2022	1-12/2023	1-12/2022
$ millions	$ millions	$ millions	$ millions

Operating income	149	540	1,141	3,516
Provision for early retirement (1)	16	-	16	-
Write-off of assets and provision for site closure (2)	34	-	49	-
Legal proceedings, dispute and other settlement expenses (3)	(2)	22	(2)	22
Charges related to the security situation in Israel (4)	14	-	14	-
Divestment related items and transaction costs (5)	-	-	-	(29)
Total adjustments to operating income	62	22	77	(7)
Adjusted operating income	211	562	1,218	3,509
Net income attributable to the shareholders of the Company	67	331	647	2,159
Total adjustments to operating income	62	22	77	(7)
Total tax adjustments (6)	(6)	5	(9)	198
Total adjusted net income - shareholders of the Company	123	358	715	2,350

(1)	For 2023, reflects provisions for early retirement, due to restructuring at certain sites, as part of the Company’s global efficiency plan.

(2)	For 2023, reflects mainly a write-off of assets related to restructuring at certain sites, including site closures and facility modifications, as part of the Company’s global efficiency plan.

(3)	For 2023, reflects a reversal of a legal provision. For 2022, reflects mainly the costs of a mediation settlement regarding the claims related to the Ashalim Stream incident.

(4)	For 2023, reflects charges relating to the security situation in Israel deriving from the war which commenced on October 7, 2023.

(5)	For 2022, reflects a capital gain related to the sale of an asset in Israel and the Company’s divestment of a 50%-owned joint venture, Novetide.

(6)
For 2023, reflects the tax impact of adjustments made to operating income. For 2022, reflects tax expenses in respect of prior years following a settlement with Israel’s Tax Authority regarding Israel's surplus profit levy, which outlines understandings for the calculation of the levy, including the measurement of fixed assets, as well as the tax impact of adjustments made to operating income.

ICL Group Limited Q4 2023 Results 15

Consolidated adjusted EBITDA and diluted adjusted Earnings Per Share for the periods of activity

Calculation of adjusted EBITDA was made as follows:

10-12/2023	10-12/2022	1-12/2023	1-12/2022
$ millions	$ millions	$ millions	$ millions

Net income	84	342	687	2,219
Financing expenses, net	33	41	168	113
Taxes on income	33	158	287	1,185
Less: Share in earnings of equity-accounted investees	(1)	(1)	(1)	(1)
Operating income	149	540	1,141	3,516
Depreciation and amortization	146	136	536	498
Adjustments (1)	62	22	77	(7)
Total adjusted EBITDA (2)	357	698	1,754	4,007

(1)	See "Adjustments to Reported Operating and Net income (non-GAAP)" above.

(2)	Commencing 2022, the Company’s adjusted EBITDA definition was updated, see the disclaimer above.

Calculation of diluted adjusted earnings per share was made as follows:

10-12/2023	10-12/2022	1-12/2023	1-12/2022
$ millions	$ millions	$ millions	$ millions

Net income attributable to the Company's shareholders	67	331	647	2,159
Adjustments (1)	62	22	77	(7)
Total tax adjustments	(6)	5	(9)	198
Adjusted net income - shareholders of the Company	123	358	715	2,350
Weighted-average number of diluted ordinary shares outstanding (in thousands)	1,290,575	1,291,299	1,290,668	1,289,947
Diluted adjusted earnings per share (in dollars) (2)	0.10	0.28	0.55	1.82

(1)	See "Adjustments to Reported Operating and Net income (non-GAAP)" above.

(2)
The diluted adjusted earnings per share is calculated by dividing the adjusted net income‑shareholders of the Company by the weighted-average number of diluted ordinary shares outstanding (in thousands).

 ICL Group Limited Q4 2023 Results 16

Consolidated Results Analysis

Results analysis for the period October – December 2023

Sales	Expenses	Operating income
$ millions

Q4 2022 figures	2,091	(1,551)	540
Total adjustments Q4 2022*	-	22	22
Adjusted Q4 2022 figures	2,091	(1,529)	562
Quantity	170	(84)	86
Price	(601)	-	(601)
Exchange rates	30	(2)	28
Raw materials	-	105	105
Energy	-	10	10
Transportation	-	5	5
Operating and other expenses	-	16	16
Adjusted Q4 2023 figures	1,690	(1,479)	211
Total adjustments Q4 2023*	-	(62)	(62)
Q4 2023 figures	1,690	(1,541)	149

* See "Adjustments to reported Operating and Net income (non-GAAP)" above.

-
Quantity – The positive impact on operating income was primarily due to higher sales volumes of potash, bromine-based flame retardant, elemental bromine, specialty agriculture and FertilizerpluS products, as well as phosphate fertilizers and white phosphoric acid (WPA). These were partially offset by lower sales volumes of phosphate-based food additives and magnesium.

-
Price – The negative impact on operating income was primarily related to a decrease of $249 in the potash price (CIF) per tonne year-over-year, as well as lower selling prices of specialty agriculture and FertilizerpluS products, bromine-based flame retardants, bromine-based industrial solutions, white phosphoric acid (WPA) and phosphate fertilizers.

-
Exchange rates – The favorable impact on operating income was mainly due to a positive impact on sales resulting from the appreciation of the average exchange rate of the euro and the Brazilian Real against the US dollar, which was partially offset by a negative impact on operational costs resulting from the above-mentioned appreciation, together with a positive impact due to the depreciation of the average exchange rate of the Israeli shekel against the US dollar.

-
Raw materials – The positive impact on operating income was due to lower costs of sulphur, commodity fertilizers, potassium hydroxide (KOH), raw materials used in the production of industrial solutions products, and caustic soda.

-	Energy – The positive impact on operating income was due to lower gas and electricity prices.

-	Transportation – The positive impact on operating income resulted from decreased marine transportation costs.

-	Operating and other expenses – The positive impact on operating income was primarily related to lower operational costs and sales commissions.

ICL Group Limited Q4 2023 Results 17

The following table sets forth sales by geographical regions based on the location of the customers:

10-12/2023		10-12/2022
$ millions	% of Sales	$ millions	% of Sales

Europe	464	27	608	29
Asia	440	26	592	28
South America	364	22	396	19
North America	318	19	358	17
Rest of the world	104	6	137	7
Total	1,690	100	2,091	100

-
Europe – The decrease in sales was primarily due to lower selling prices of potash, phosphate fertilizers, FertilizerpluS and specialty agriculture products and WPA, as well as lower sales volumes and selling prices of bromine-based flame retardants and salts, together with lower volumes of bromine-based industrial solutions. The decrease was partially offset by higher sales volumes of potash, phosphate fertilizers, FertilizerpluS and specialty agriculture products and WPA, together with a positive impact on sales resulting from the appreciation of the average exchange rate of the euro against the US dollar.

-
Asia – The decrease in sales was primarily due to lower selling prices and sales volumes of potash and MAP used as raw material for energy storage solutions, as well as lower selling prices of bromine-based flame retardants, bromine-based industrial solutions, specialty agriculture products, together with lower volumes of clear brine fluids and phosphate fertilizers. The decrease was partially offset by higher sales volumes of bromine-based flame retardants, bromine-based industrial solutions, specialty agriculture products and WPA.

-	South America – The decrease in sales was primarily due to lower selling prices of potash and specialty agriculture products, partially offset by higher sales volumes of the above-mentioned products.

-
North America – The decrease in sales was primarily due to lower selling prices and sales volumes of potash, magnesium and phosphate-based flame retardants, as well as lower sales volumes of phosphate-based food additives. This was partially offset by higher sales volumes of phosphate fertilizers and specialty agriculture products, together with higher prices of phosphate-based food additives.

-
Rest of the world – The decrease in sales was primarily due to lower sales volumes and selling prices of potash and phosphate fertilizers, as well as lower volumes of FertilizerpluS products, together with lower selling prices of specialty agriculture products and bromine-based industrial solutions, partially offset by higher sales volumes of bromine-based industrial solutions and specialty agriculture products.

ICL Group Limited Q4 2023 Results 18

Forward-looking Statements

This announcement contains statements that constitute “forward‑looking statements”, many of which can be identified by the use of forward‑looking words such as “anticipate”, “believe”, “could”, “expect”, “should”, “plan”, “intend”, “estimate”, “strive”, “forecast”, “targets” and “potential”, among others.

Forward‑looking statements appear in a number of places in this announcement and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward‑looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and the actual results may differ materially from those expressed or implied in the forward‑looking statements due to various factors, including, but not limited to:

Changes in exchange rates or prices compared to those we are currently experiencing; loss or impairment of business licenses or mineral extractions permits or concessions; volatility of supply and demand and the impact of competition; the difference between actual reserves and our reserve estimates; natural disasters and cost of compliance with environmental regulatory legislative and licensing restrictions including laws and regulation related to, and physical impacts of climate change and greenhouse gas emissions; failure to "harvest" salt which could lead to accumulation of salt at the bottom of the evaporation Pond 5 in the Dead Sea; disruptions at our seaport shipping facilities or regulatory restrictions affecting our ability to export our products overseas; general market, political or economic conditions in the countries in which we operate; price increases or shortages with respect to our principal raw materials; delays in termination of engagements with contractors and/or governmental obligations; the inflow of significant amounts of water into the Dead Sea which could adversely affect production at our plants; labor disputes, slowdowns and strikes involving our employees; pension and health insurance liabilities; Pandemics may create disruptions, impacting our sales, operations, supply chain and customers; changes to governmental incentive programs or tax benefits, creation of new fiscal or tax related legislation; and/or higher tax liabilities; changes in our evaluations and estimates, which serve as a basis for the recognition and manner of measurement of assets and liabilities; failure to integrate or realize expected benefits from mergers and acquisitions, organizational restructuring and joint ventures; currency rate fluctuations; rising interest rates; government examinations or investigations; disruption of our, or our service providers', information technology systems or breaches of our, or our service providers', data security; failure to retain and/or recruit key personnel; inability to realize expected benefits from our cost reduction program according to the expected timetable; inability to access capital markets on favorable terms; cyclicality of our businesses; changes in demand for our fertilizer products due to a decline in agricultural product prices, lack of available credit, weather conditions, government policies or other factors beyond our control; sales of our magnesium products being affected by various factors that are not within our control; our ability to secure approvals and permits from the authorities in Israel to continue our phosphate mining operations in Rotem Amfert Israel; volatility or crises in the financial markets; hazards inherent to mining and chemical manufacturing; the failure to ensure the safety of our workers and processes; litigation, arbitration and regulatory proceedings; exposure to third party and product liability claims; product recalls or other liability claims as a result of food safety and food-borne illness concerns; insufficiency of insurance coverage; closing of transactions, mergers and acquisitions; war or acts of terror and/or political, economic and military instability in Israel and its region; including the current state of war declared in Israel and any resulting disruptions to our supply and production chains; filing of class actions and derivative actions against the Company, its executives and Board members; The Company is exposed to risks relating to its current and future activity in emerging markets; and other risk factors discussed under ”Item 3 - Key Information— D. Risk Factors" in the Company's Annual Report on Form 20-F for the year ended December 31, 2022, filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 28, 2023 (the “Annual Report”).

Forward looking statements speak only as at the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

This report for the fourth quarter of 2023 (the “Quarterly Report”) should be read in conjunction with the Annual Report and the report for the first, second and third quarter of 2023 published by the Company (the “prior quarterly report”), including the description of the events occurring subsequent to the date of the statement of financial position, as filed with the U.S. SEC.

 ICL Group Limited Q4 2023 Results 19

Appendix:

Condensed Consolidated Statements of Financial Position as of (Unaudited)

December 31, 2023	December 31, 2022
$ millions	$ millions

Current assets
Cash and cash equivalents	420	417
Short-term investments and deposits	172	91
Trade receivables	1,376	1,583
Inventories	1,703	2,134
Prepaid expenses and other receivables	363	323
Total current assets	4,034	4,548

Non-current assets
Deferred tax assets	152	150
Property, plant and equipment	6,329	5,969
Intangible assets	873	852
Other non-current assets	239	231
Total non-current assets	7,593	7,202

Total assets	11,627	11,750

Current liabilities
Short-term debt	858	512
Trade payables	912	1,006
Provisions	85	81
Other payables	783	1,007
Total current liabilities	2,638	2,606

Non-current liabilities
Long-term debt and debentures	1,829	2,312
Deferred tax liabilities	489	423
Long-term employee liabilities	354	402
Long-term provisions and accruals	224	234
Other	56	60
Total non-current liabilities	2,952	3,431

Total liabilities	5,590	6,037

Equity
Total shareholders’ equity	5,768	5,464
Non-controlling interests	269	249
Total equity	6,037	5,713

Total liabilities and equity	11,627	11,750

ICL Group Limited Q4 2023 Results 20

Condensed Consolidated Statements of Income (Unaudited)
(In millions except per share data)

For the three-month period ended		For the year ended
December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022
$ millions	$ millions	$ millions	$ millions

Sales	1,690	2,091	7,536	10,015
Cost of sales	1,130	1,158	4,865	4,983

Gross profit	560	933	2,671	5,032

Selling, transport and marketing expenses	286	281	1,093	1,181
General and administrative expenses	71	78	260	291
Research and development expenses	17	15	71	68
Other expenses	44	24	128	30
Other income	(7)	(5)	(22)	(54)

Operating income	149	540	1,141	3,516

Finance expenses	4	65	259	327
Finance income	29	(24)	(91)	(214)

Finance expenses, net	33	41	168	113

Share in earnings of equity-accounted investees	1	1	1	1

Income before taxes on income	117	500	974	3,404

Taxes on income	33	158	287	1,185

Net income	84	342	687	2,219

Net income attributable to the non-controlling interests	17	11	40	60

Net income attributable to the shareholders of the Company	67	331	647	2,159

Earnings per share attributable to the shareholders of the Company:

Basic earnings per share (in dollars)	0.05	0.26	0.50	1.68

Diluted earnings per share (in dollars)	0.05	0.25	0.50	1.67

Weighted-average number of ordinary shares outstanding:

Basic (in thousands)	1,289,449	1,289,100	1,289,361	1,287,304

Diluted (in thousands)	1,290,575	1,291,299	1,290,668	1,289,947

ICL Group Limited Q4 2023 Results 21

Condensed Consolidated Statements of Cash Flows (Unaudited)

For the three-month period ended		For the year ended
December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022
$ millions	$ millions	$ millions	$ millions

Cash flows from operating activities
Net income	84	342	687	2,219
Adjustments for:
Depreciation and amortization	146	136	536	498
Exchange rate, interest and derivative, net	(51)	(4)	24	157
Tax expenses	33	158	287	1,185
Change in provisions	9	(8)	(32)	(83)
Other	22	4	29	(15)
	159	286	844	1,742

Change in inventories	50	(72)	465	(527)
Change in trade receivables	47	149	252	(215)
Change in trade payables	66	(100)	(101)	(42)
Change in other receivables	37	12	26	(46)
Change in other payables	16	48	(210)	107
Net change in operating assets and liabilities	216	37	432	(723)

Interest paid, net	(37)	(38)	(115)	(106)
Income taxes paid, net of refund	(7)	(160)	(253)	(1,107)

Net cash provided by operating activities	415	467	1,595	2,025

Cash flows from investing activities
Proceeds (payments) from deposits, net	(10)	1	(88)	(36)
Purchases of property, plant and equipment and intangible assets	(255)	(212)	(780)	(747)
Proceeds from divestiture of assets and businesses, net of transaction expenses	-	4	4	33
Business combinations	-	-	-	(18)
Other	-	-	1	14
Net cash used in investing activities	(265)	(207)	(863)	(754)

Cash flows from financing activities
Dividends paid to the Company's shareholders	(68)	(314)	(474)	(1,166)
Receipt of long-term debt	149	311	633	1,045
Repayments of long-term debt	(183)	(383)	(836)	(1,181)
Receipts (repayments) of short-term debt	64	30	(25)	(21)
Receipts (repayments) from transactions in derivatives	(1)	1	5	20
Dividend paid to the non-controlling interests	-	-	(15)	-
Net cash used in financing activities	(39)	(355)	(712)	(1,303)

Net change in cash and cash equivalents	111	(95)	20	(32)
Cash and cash equivalents as of the beginning of the period	307	498	417	473
Net effect of currency translation on cash and cash equivalents	2	14	(17)	(24)
Cash and cash equivalents as of the end of the period	420	417	420	417

ICL Group Limited Q4 2023 Results 22

Operating segment data

Industrial Products	Potash	Phosphate Solutions	Growing Solutions	Other Activities	Reconciliations	Consolidated
$ millions

For the three-month period ended December 31, 2023

Sales to external parties	294	408	503	475	10	-	1,690
Inter-segment sales	5	66	41	3	(1)	(114)	-
Total sales	299	474	544	478	9	(114)	1,690

Segment operating income (loss)	39	122	74	(5)	(1)	(18)	211
Other expenses not allocated to the segments							(62)
Operating income							149

Financing expenses, net							(33)
Share in earnings of equity-accounted investees							1
Income before income taxes							117

Depreciation and amortization	17	46	59	20	1	3	146

Capital expenditures	29	132	90	36	5	12	304

ICL Group Limited Q4 2023 Results 23

Operating segment data (cont'd)

Industrial Products	Potash	Phosphate Solutions	Growing Solutions	Other Activities	Reconciliations	Consolidated
$ millions

For the three-month period ended December 31, 2022

Sales to external parties	343	656	574	513	5	-	2,091
Inter-segment sales	6	57	53	14	1	(131)	-
Total sales	349	713	627	527	6	(131)	2,091

Segment operating income (loss)	95	340	116	32	(2)	(19)	562
Other expenses not allocated to the segments							(22)
Operating income							540

Financing expenses, net							(41)
Share in earnings of equity-accounted investees							1
Income before income taxes							500

Depreciation and amortization	15	45	49	24	1	2	136

Capital expenditures	27	92	78	38	2	7	244

ICL Group Limited Q4 2023 Results 24

Information based on geographical location

The following table presents the distribution of the operating segments sales by geographical location of the customer:

10-12/2023		10-12/2022
$ millions	% of sales	$ millions	% of sales

Brazil	347	21	359	17
USA	295	17	333	16
China	284	17	283	14
Spain	77	5	80	4
United Kingdom	74	4	108	5
Israel	72	4	76	4
Germany	68	4	94	4
France	63	4	66	3
India	29	2	153	7
Austria	28	2	38	2
All other	353	20	501	24
Total	1,690	100	2,091	100

ICL Group Limited Q4 2023 Results 25

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICL Group Ltd.

By:	/s/ Aviram Lahav
	Name:	Aviram Lahav
	Title:	Chief Financial Officer

ICL Group Ltd.

By:	/s/ Aya Landman
	Name:	Aya Landman
	Title:	VP, Chief Compliance Officer & Corporate Secretary

Date: February 28, 2024